

Mail Stop 4561

June 22, 2016

Ms. Melinda Whittington
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

  Re: Allscripts Healthcare Solutions, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 29, 2016
    Form 10-Q for the Fiscal Quarter Ended March 31, 2016
    Filed May 6, 2016
    File No. 001-35547

Dear Ms. Whittington:

  We have reviewed your May 26, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to the prior comment are to the comment in our May 12, 2016 letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Item 1A. Risk Factors, page 36

1. We note that GI Netsmart Holdings' ("GI") investment in Netsmart JV ("Netsmart") is in the form of Class A preferred units while the company's investment is in the form of Class A common units. We further note that you own approximately 49% of the outstanding equity interests in Netsmart, while GI and rollover equity holders own approximately 47% and 4%, respectively. Please tell us how the percentage ownership in the joint venture was determined. Also, tell us what each party contributed to form the joint venture including the value of any non-cash contributions and how such value was determined. Last, describe for us the purpose and design of Netsmart.

2.   Please describe to us your consideration of the guidance in ASC 323-10-20 in determining whether the transaction represented the formation of a joint venture.

3.   We note from your prior response that you believe you should consolidate Netsmart under either the variable interest or voting interest models. Please tell us how you considered ASC 810-10-15-14 in determining whether Netsmart has the characteristics of a variable interest entity.

4.   Tell us how the CEO of Netsmart is appointed and describe any rights or influence you and/or GI have in that appointment. Also, tell us whether you or GI has any ability to have the CEO removed or replaced. Last, tell us how other management positions are filled or removed.

5.   Please describe further the manner in which Netsmart's budget is prepared and tell us who in involved in such process. Tell us how detailed the budget is and how it impacts Netsmart's strategic operating decisions. Describe the frequency and manner in which actual to budget results are reviewed and the process involved when such amounts differ.

6.   You have concluded that the budgeting process is the activity that most significantly impacts the economic performance of Netsmart. Please tell us what other activities were considered in your analysis. In this regard, please describe all other activities that significantly impact the economic performance of Netsmart such as product development expenditures, pricing, acquisition or divestitures, hiring and firing of key employees, debt incurrence, etc. For each of the activities identified, please tell us the extent to which you and/or GI has ability to direct such activities.

7.   You state on page 36 that certain significant actions to be taken by Netsmart require the consent of both you and GI. Please tell us what significant actions would require consent from both parties and describe other pertinent rights that the other interest-holders have.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief
                                                Office of Information Technologies and
                                                Services